Exhibit 99.1

GDS Reports

First Quarter 2025 Results

GDS Holdings Limited Reports First Quarter 2025 Results

Shanghai, China, May 20, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Net revenue increased by 12.0% year-over-year (“Y-o-Y”) to RMB2,723.2 million (US$375.3 million) in the first quarter of 2025 (1Q2024: RMB2,432.2 million).
•	Net income was RMB764.1 million (US$105.3 million) in the first quarter of 2025 (1Q2024: net loss of RMB344.9 million).
•	Net income margin was 28.1% in the first quarter of 2025 (1Q2024: net loss margin of 14.2%).
•	Adjusted EBITDA (non-GAAP) increased by 16.1% Y-o-Y to RMB1,323.8 million (US$182.4 million) in the first quarter of 2025 (1Q2024: RMB1,140.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.
•	Adjusted EBITDA margin (non-GAAP) was 48.6% in the first quarter of 2025 (1Q2024: 46.9%).

First Quarter 2025 Operating Highlights

•	Total area committed and pre-committed increased by 6.7% Y-o-Y to 649,561 sqm as of March 31, 2025 (March 31, 2024: 608,645 sqm).
•	Area utilized increased by 14.6% Y-o-Y to 462,423 sqm as of March 31, 2025 (March 31, 2024: 403,609 sqm).
•	Utilization rate for area in service was 75.7% as of March 31, 2025 (March 31, 2024: 73.5%).

Mr. William Huang, Chairman and CEO of GDS, commented, “In the first quarter of 2025, we achieved solid operational and financial performance, driven by our consistently focused strategic execution. We remain committed to delivering our backlog while maintaining a highly selective approach to new bookings. We won a large new hyperscale order across two sites which evidences increasing demand in Tier 1 markets driven by AI developments.”

“Our on-track, steady business growth bore fruit in the first quarter, with revenue increasing by 12.0% and adjusted EBITDA by 16.1% year-over-year, resulting in an adjusted EBITDA margin of 48.6%. We completed the first data center ABS transaction in China which gives us more financing flexibility. We remain dedicated to creating ever greater value for our business partners and shareholders.” Mr. Dan Newman, Chief Financial Officer, added.

First Quarter 2025 Financial Results For Continuing Operations

Net revenue in the first quarter of 2025 was RMB2,723.2 million (US$375.3 million), a 12.0% increase over the same period last year of RMB2,432.2 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the first quarter of 2025 was RMB2,078.3 million (US$286.4 million), an 8.8% increase over the same period last year of RMB1,911.0 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB644.8 million (US$88.9 million) in the first quarter of 2025, a 23.7% increase over the same period last year of RMB521.2 million.

Gross profit margin was 23.7% in the first quarter of 2025, compared with 21.4% in the same period last year. The Y-o-Y increase was mainly due to a lower level of operating costs as percentage of net revenue as our data centers continue to ramp up.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,455.4 million (US$200.6 million) in the first quarter of 2025, a 14.6% increase over the same period last year of RMB1,270.1 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 53.4% in the first quarter of 2025, compared with 52.2% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash operating costs as percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB6.6 million (US$0.9 million), were RMB26.2 million (US$3.6 million) in the first quarter of 2025, a 12.2% increase over the same period last year of RMB23.4 million (excluding share-based compensation of RMB6.9 million). The Y-o-Y increase was mainly due to higher personnel costs related to sales.

General and administrative expenses, excluding share-based compensation expenses of RMB47.6 million (US$6.6 million), depreciation and amortization expenses of RMB64.8 million (US$8.9 million) and operating lease cost relating to prepaid land use rights of RMB15.6 million (US$2.1 million), were RMB111.0 million (US$15.3 million) in the first quarter of 2025, a 3.6% decrease over the same period last year of RMB115.1 million (excluding share-based compensation expenses of RMB39.8 million, depreciation and amortization expenses of RMB70.9 million and operating lease cost relating to prepaid land use rights of RMB16.7 million). The Y-o-Y decrease was due to an improved level of corporate efficiency.

Research and development costs were RMB7.9 million (US$1.1 million) in the first quarter of 2025, compared with RMB10.0 million in the same period last year.

Net interest expenses for the first quarter of 2025 were RMB441.5 million (US$60.8 million), a 4.5% decrease over the same period last year of RMB462.5 million. The Y-o-Y decrease was mainly due to a lower level of total borrowings and lower interest rate.

Foreign currency exchange gain for the first quarter of 2025 was RMB1.0 million (US$0.1 million), compared with RMB6.8 million in the same period last year.

Others, net for the first quarter of 2025 was positive RMB9.7 million (US$1.3 million), compared with positive RMB7.1 million in the same period last year.

Gain on deconsolidation of subsidiaries for the first quarter of 2025 was RMB1,057.0 million (US$145.7 million), arising from the deconsolidation of the underlying projects for the ABS transaction, compared to nil in the same period last year.

Income tax expenses for the first quarter of 2025 were RMB199.7 million (US$27.5 million), compared with RMB62.4 million in the same period last year. The Y-o-Y increase was mainly due to the income tax incurred as a result of intra-group transfer of interests in subsidiaries in preparation for a potential public REIT transaction.

Share of results of equity method investees for the first quarter of 2025 was a loss of RMB27.7 million (US$3.8 million), mainly arising from our investment in DayOne Data Centers Limited, compared with nil in the same period last year.

Net income in the first quarter of 2025 was RMB764.1 million (US$105.3 million), mainly due to the gain on deconsolidation of subsidiaries arising from the ABS transaction, compared with a net loss of RMB344.9 million in the same period last year.

Basic income per ordinary share in the first quarter of 2025 was RMB0.49 (US$0.07), compared with loss of RMB0.24 in the same period last year. Diluted income per ordinary share in the first quarter of 2025 was RMB0.43 (US$0.06), compared with loss of RMB0.24 in the same period last year.

Basic income per American Depositary Share (“ADS”) in the first quarter of 2025 was RMB3.91 (US$0.54), compared with loss of RMB1.96 in the same period last year. Diluted income per ADS in the first quarter of 2025 was RMB3.47 (US$0.48), compared with loss of RMB1.96 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,323.8 million (US$182.4 million) in the first quarter of 2025, a 16.1% increase over the same period last year of RMB1,140.7 million.

Adjusted EBITDA margin (non-GAAP) was 48.6% in the first quarter of 2025, compared with 46.9% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash operating costs as percentage of net revenue and a decrease in corporate expenses as percentage of net revenue.

Liquidity

As of March 31, 2025, cash was RMB7,575.7 million (US$1,044.0 million).

Total short-term debt was RMB4,735.8 million (US$652.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,074.7 million (US$561.5 million), the current portion of convertible bonds payable of RMB574 thousand (US$79 thousand) and the current portion of finance lease and other financing obligations of RMB660.6 million (US$91.0 million). Total long-term debt was RMB37,755.8 million (US$5,202.9 million), comprised of long-term borrowings (excluding current portion) of RMB21,760.5 million (US$2,998.7 million), the non-current portion of convertible bonds payable of RMB8,568.5 million (US$1,180.8 million) and the non-current portion of finance lease and other financing obligations of RMB7,426.8 million (US$1,023.4 million).

During the first quarter of 2025, the Company obtained new debt financing and refinancing facilities of RMB3,515.6 million (US$484.5 million).

First Quarter 2025 Operating Results

Sales

Total area committed and pre-committed at the end of the first quarter of 2025 was 649,561 sqm, compared with 608,645 sqm at the end of the first quarter of 2024 and 629,997 sqm at the end of the fourth quarter of 2024, an increase of 6.7% Y-o-Y and 3.1% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2025, gross additional total area committed was 41,256 sqm, mainly contributed by data centers in Langfang and Changshu. Net additional total area committed was 19,564 sqm. The difference is mainly due to a churn of 11,378 sqm and the deconsolidation of the underying projects for the ABS transaction of 10,314 sqm.

Data Center Resources

Area in service at the end of the first quarter of 2025 was 610,685 sqm, compared with 549,352 sqm at the end of the first quarter of 2024 and 613,583 sqm at the end of the fourth quarter of 2024, an increase of 11.2% Y-o-Y and a decrease of 0.5% Q-o-Q. In the first quarter of 2025, net additional area in service for China was negative 2,898 sqm, as a result of additional area in service of 9,505 sqm mainly from data centers in Langfang and the deconsolidation of the underlying projects for the ABS transaction of 12,403 sqm.

Area under construction at the end of the first quarter of 2025 was 132,208 sqm, compared with 141,576 sqm at the end of the first quarter of 2024 and 102,691 sqm at the end of the fourth quarter of 2024, a decrease of 6.6% Y-o-Y and an increase of 28.7% Q-o-Q, respectively. The Q-o-Q increase was mainly due to the new data centers under construction in Langfang and Changshu to fulfil the new hyperscale commitments.

Commitment rate for area in service was 90.9% at the end of the first quarter of 2025, compared with 92.1% at the end of the first quarter of 2024 and 91.9% at the end of the fourth quarter of 2024. Pre-commitment rate for area under construction was 71.6% at the end of the first quarter of 2025, compared with 72.6% at the end of the first quarter of 2024 and 64.1% at the end of the fourth quarter of 2024.

Move-In

Area utilized at the end of the first quarter of 2025 was 462,423 sqm, compared with 403,609 sqm at the end of the first quarter of 2024 and 453,094 sqm at the end of the fourth quarter of 2024, an increase of 14.6% Y-o-Y and 2.1% Q-o-Q. In the first quarter of 2025, gross additional area utilized was 18,687 sqm, mainly contributed by data centers in Beijing, Langfang, and Shenzhen. Net additional area utilized was 9,330 sqm. The difference is mainly due to churn of 4,287 sqm and the deconsolidation of the underlying projects for the ABS transaction of 5,071 sqm.

Utilization rate for area in service was 75.7% at the end of the first quarter of 2025, compared with 73.5% at the end of the first quarter of 2024 and 73.8% at the end of the fourth quarter of 2024.

Completion of the ABS transaction

The Company completed its previously announced ABS transaction during the first quarter of 2025. Upon closing of the transaction, the Company deconsolidated the net assets of the project companies which includes approximately RMB1,140.5 million of net debt and liabilities. The Company received the first installment of gross cash proceeds of RMB897.1 million (US$123.6 million) in April 2025. Net of the reinvestment of RMB313.8 million (US$43.2 million) for the subscription for 30% of the ABS which was paid in March 2025, the net cash proceeds the Company received for the first installment were RMB583.3 million (US$80.4 million). The remaining milestone payment net off the concurrent reinvestment, of approximately RMB700 million, will be received if all milestones related to the ramp-up of the underlying data centers are achieved. In addition, the Company recognized a gain on deconsolidation of RMB1,057.0 million (US$145.7 million).

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2025 of RMB11,290 – RMB11,590 million, Adjusted EBITDA of RMB5,190 – RMB5,390 million and capex of around RMB4,300 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on May 20, 2025 (8:00 p.m. Beijing Time on May 20, 2025) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIae566a465ba7431fbc419e11c5a76c85

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operation from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of our significant equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business of our major equity investees, such as South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	US$
Assets
Current assets
Cash	7,867,659	7,575,709	1,043,961
Accounts receivable, net of allowance for credit losses	3,021,956	3,029,603	417,490
Value-added-tax (“VAT”) recoverable	240,506	251,279	34,627
Prepaid expenses and other current assets	482,950	1,469,569	202,512
Total current assets	11,613,071	12,326,160	1,698,590
Non-current assets
Long-term investments in equity investees	7,544,555	7,914,553	1,090,655
Property and equipment, net	40,204,133	38,975,530	5,370,972
Prepaid land use rights, net	21,774	21,620	2,979
Operating lease right-of-use assets	5,193,408	5,078,823	699,881
Goodwill and intangible assets, net	6,367,493	6,092,378	839,552
Other non-current assets	2,704,194	3,048,786	420,133
Total non-current assets	62,035,557	61,131,690	8,424,172
Total assets	73,648,628	73,457,850	10,122,762
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	4,341,649	4,074,661	561,503
Convertible bonds payable, current	575	574	79
Accounts payable	2,593,305	2,049,681	282,454
Accrued expenses and other payables	1,389,072	1,502,151	207,002
Operating lease liabilities, current	117,345	118,193	16,287
Finance lease and other financing obligations, current	636,152	660,577	91,030
Total current liabilities	9,078,098	8,405,837	1,158,355
Non-current liabilities
Long-term borrowings, excluding current portion	21,905,985	21,760,462	2,998,672
Convertible bonds payable, non-current	8,576,583	8,568,530	1,180,775
Operating lease liabilities, non-current	1,279,726	1,271,563	175,226
Finance lease and other financing obligations, non-current	7,601,651	7,426,774	1,023,437
Other long-term liabilities	1,537,952	1,581,948	217,998
Total non-current liabilities	40,901,897	40,609,277	5,596,108
Total liabilities	49,979,995	49,015,114	6,754,463
Mezzanine equity
Redeemable preferred shares	1,080,656	1,079,123	148,707
Total mezzanine equity	1,080,656	1,079,123	148,707
GDS Holdings Limited shareholders' equity
Ordinary shares	527	527	73
Additional paid-in capital	29,596,268	29,594,970	4,078,296
Accumulated other comprehensive loss	(1,094,377)	(1,081,445)	(149,027)
Accumulated deficit	(6,044,372)	(5,281,351)	(727,790)
Total GDS Holdings Limited shareholders' equity	22,458,046	23,232,701	3,201,552
Non-controlling interests	129,931	130,912	18,040
Total equity	22,587,977	23,363,613	3,219,592
Total liabilities, mezzanine equity and equity	73,648,628	73,457,850	10,122,762

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Net revenue
Service revenue	2,432,234	2,690,482	2,722,908	375,227
Equipment sales	0	180	250	34
Total net revenue	2,432,234	2,690,662	2,723,158	375,261
Cost of revenue	(1,911,031)	(2,112,545)	(2,078,333)	(286,402)
Gross profit	521,203	578,117	644,825	88,859
Operating expenses
Selling and marketing expenses	(30,276)	(30,571)	(32,764)	(4,515)
General and administrative expenses	(242,478)	(259,048)	(238,936)	(32,926)
Research and development expenses	(9,980)	(6,862)	(7,889)	(1,087)
Income from continuing operations	238,469	281,636	365,236	50,331
Other income (expenses):
Net interest expenses	(462,508)	(458,745)	(441,477)	(60,837)
Foreign currency exchange gain, net	6,835	8,117	1,018	140
Others, net	7,084	29,727	9,685	1,335
Gain on deconsolidation of subsidiaries	0	0	1,057,045	145,665
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(210,120)	(139,265)	991,507	136,634
Income tax expenses	(62,392)	(34,144)	(199,701)	(27,520)
Share of results of equity method investees	0	0	(27,732)	(3,822)
Net (loss) income from continuing operations	(272,512)	(173,409)	764,074	105,292
Discontinued operations
Loss from operations of discontinued operations, net of income taxes	(72,419)	(190,491)	0	0
Gain on deconsolidation of subsidiaries	0	4,475,539	0	0
(Loss) income from discontinued operations	(72,419)	4,285,048	0	0
Net (loss) income	(344,931)	4,111,639	764,074	105,292
Net (loss) income from continuing operations	(272,512)	(173,409)	764,074	105,292
Net income from continuing operations attributable to non-controlling interests	(1,178)	(1,268)	(1,053)	(145)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(273,690)	(174,677)	763,021	105,147
(Loss) income from discontinued operations	(72,419)	4,285,048	0	0
Net loss from discontinued operations attributable to non-controlling interests	282	3,373	0	0
Net loss from discontinued operations attributable to redeemable non-controlling interests	0	75,550	0	0
Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders	(72,137)	4,363,971	0	0
Net (loss) income attributable to GDS Holdings Limited shareholders	(345,827)	4,189,294	763,021	105,147
Cumulative dividend on redeemable preferred shares	(13,458)	(13,679)	(13,455)	(1,854)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(359,285)	4,175,615	749,566	103,293
(Loss) income per ordinary share
Basic	(0.24)	2.80	0.49	0.07
Diluted	(0.24)	2.80	0.43	0.06
Weighted average number of ordinary share outstanding
Basic	1,469,982,015	1,484,083,188	1,484,257,047	1,484,257,047
Diluted	1,469,982,015	1,484,083,188	1,797,675,770	1,797,675,770

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Net (loss) income	(344,931)	4,111,639	764,074	105,292
Foreign currency translation adjustments, net of nil tax	(56,025)	(391,639)	16,434	2,265
Defined benefit plan, net of nil tax	0	(41)	0	0
Amounts reclassified from accumulated other comprehensive loss	0	(96,957)	0	0
Other comprehensive loss from share of results of equity method investees	0	0	(3,394)	(468)
Comprehensive (loss) income	(400,956)	3,623,002	777,114	107,089
Comprehensive (income) loss attributable to non-controlling interests	(97)	6,631	(1,161)	(160)
Comprehensive loss attributable to redeemable non-controlling interests	0	126,721	0	0
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(401,053)	3,756,354	775,953	106,929

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Net (loss) income	(344,931)	4,111,639	764,074	105,292
Net loss (income) from discontinued operations	72,419	(4,285,048)	0	0
Depreciation and amortization	782,672	865,896	856,519	118,031
Amortization of debt issuance cost and debt discount	34,984	18,290	31,804	4,383
Share-based compensation expense	76,646	82,965	61,977	8,540
Share of results of equity method investees	0	0	27,732	3,822
Gain on deconsolidation of subsidiaries	0	0	(1,057,045)	(145,665)
Others	11,937	(29,703)	8,172	1,126
Changes in operating assets and liabilities	(733,246)	315,821	86,839	11,968
Net cash (used in) provided by operating activities from continuing operations	(99,519)	1,079,860	780,072	107,497
Net cash used in operating activities from discontinued operations	(25,453)	(150,554)	0	0
Net cash (used in) provided by operating activities	(124,972)	929,306	780,072	107,497
Purchase of property and equipment and land use rights	(943,032)	(381,382)	(1,009,328)	(139,089)
(Payments) receipts related to acquisitions and investments	(409,275)	27,000	(360,085)	(49,621)
Net cash used in investing activities from continuing operations	(1,352,307)	(354,382)	(1,369,413)	(188,710)
Net cash used in investing activities from discontinued operations	(652,075)	(3,011,040)	0	0
Net cash used in investing activities	(2,004,382)	(3,365,422)	(1,369,413)	(188,710)
Net cash provided by (used in) financing activities from continuing operations	1,298,276	(612,447)	275,032	37,900
Net cash provided by financing activities from discontinued operations	732,968	11,441,448	0	0
Net cash provided by financing activities	2,031,244	10,829,001	275,032	37,900
Effect of exchange rate changes on cash and restricted cash	(9,909)	(6,457)	(242)	(33)
Net (decrease) increase of cash and restricted cash	(108,019)	8,386,428	(314,551)	(43,346)
Cash and restricted cash at beginning of period	7,917,932	9,753,076	8,093,530	1,115,318
Cash and restricted cash at end of period	7,809,913	18,139,504	7,778,979	1,071,972
Less: Cash and restricted cash of discontinued operations at end of period or deconsolidation date	(473,248)	(10,045,974)	0	0
Cash and restricted cash of continuing operations at end of period	7,336,665	8,093,530	7,778,979	1,071,972

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2024		December 31, 2024		March 31, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	521,203	21.4	578,117	21.5	644,825	88,859	23.7
Depreciation and amortization	710,499	29.2	786,869	29.2	790,737	108,966	29.0
Operating lease cost relating to prepaid land use rights	10,634	0.4	11,996	0.4	12,016	1,656	0.4
Accretion expenses for asset retirement costs	1,698	0.1	1,709	0.1	1,828	252	0.1
Share-based compensation expenses	26,096	1.1	18,002	0.7	6,016	829	0.2
Adjusted GP	1,270,130	52.2	1,396,693	51.9	1,455,422	200,562	53.4

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2024		December 31, 2024		March 31, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Net (loss) income	(344,931)	(14.2)	4,111,639	152.8	764,074	105,292	28.1
Loss (income) from discontinued operations	72,419	3.0	(4,285,048)	(159.3)	0	0	0.0
Net (loss) income from continuing operations	(272,512)	(11.2)	(173,409)	(6.5)	764,074	105,292	28.1
Net interest expenses	462,508	19.0	458,745	17.0	441,477	60,837	16.2
Income tax expenses	62,392	2.6	34,144	1.3	199,701	27,520	7.3
Share of results of equity method investees	0	0.0	0	0.0	27,732	3,822	1.0
Gain on deconsolidation of subsidiaries	0	0.0	0	0.0	(1,057,045)	(145,665)	(38.8)
Depreciation and amortization	782,672	32.1	865,896	32.2	856,519	118,031	31.4
Operating lease cost relating to prepaid land use rights	27,312	1.1	27,609	1.0	27,584	3,801	1.0
Accretion expenses for asset retirement costs	1,698	0.1	1,709	0.1	1,828	252	0.1
Share-based compensation expenses	76,646	3.2	82,965	3.1	61,977	8,540	2.3
Adjusted EBITDA	1,140,716	46.9	1,297,659	48.2	1,323,847	182,430	48.6